Exhibit 99.2

RTN STEALTH SOFTWARE INC.
200 - 8338 120th Street
Surrey, BC V3W 3N4
Tel: 604-598-0093   Fax: 604-592-6882

CNSX: RTN
OTCBB: RTNSF
FRANKFURT: IGN3

For Immediate Release	February 16, 2010

RTN STEALTH SOFTWARE INC. CONTINUES TO STRENGTHEN ITS BOARD

Surrey, B.C. Feb 16, 2010 - RTN Stealth Software Inc. (“RTN”) (CNSX:RTN) is pleased to announce that Nikolas Perrault has accepted to join the board of directors of the company. Mr. Perrault has extensive experience in securities trading, human resources management and financial analysis. For 15 years, he has worked as a wealth management advisor for several major investment banks (National Bank, Merrill-Lynch, CIBC and Scotia Capital), responsible for advising clients on portfolio management; market trading to optimize portfolio performance; and identifying investment opportunities. His work has focused on small companies in the energy and resources sectors in Canada and abroad, which has allowed him to develop an extensive international network. He has vast experience in raising capital in those sectors, as well as identifying resources for key positions, and readying companies for listing on major exchanges. In 2007, he launched his management consulting firm specializing in financial advice to emerging companies engaged in the energy and resources sectors. Mr. Perrault is currently President and CEO of Colt Resources (CNSX:GTP) and is President of Twilight Capital Inc. which is registered as an Exempt Market Dealer in Ontario. He holds a Bachelor of Commerce and obtained his Chartered Financial Analyst designation in 1997.

“I am very honoured and pleased to join RTN Stealth Software Inc’s board as it prepares to launch what I can only describe as the most exciting computerized trading tool I have ever been exposed to. I look forward to assisting the company gain rapid market prominence with its unique platform and to assist with the best of my abilities and contacts to make it the success it deserves to be,” said Perrault.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lucky Janda”

 Lucky Janda, President

For information on RTN STEALTH SOFTWARE INC. please contact:
Lucky Janda, President
Tel: (604) 598-0093

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of management of RTN Stealth Software Inc. with respect to its performance, business and future events. All statements, other than statements of historical fact included in this press release, including, without limitation, statements regarding potential mineralization and exploration results, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves and the timing and future plans, actions, objectives and achievements of RTN Stealth Software Inc., are forward-looking statements. All forward-looking statements involve various risks and uncertainties. There can be no assurance that such forward-looking statements will provide to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements. RTN Stealth Software Inc. does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.